UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ARVANA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

043279 20 7

(CUSIP Number)

Brian Lovig

1057 Whitney Ranch Drive, Suite 350

Henderson

Nevada 89014

Telephone: (250) 718-8105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 043279 20 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian Lovig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

31,102,882 (indirect)

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

31,102,882 (indirect)

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,102,882 shares of common stock (indirect ownership)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91%

14.	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUER

Common stock, $0.001 par value, of Arvana Inc., a Nevada corporation with principal executive offices located at 299 South Main Street, 13th Floor, Salt Lake City, Utah 84111.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Brian Lovig
(b)	1057 Whitney Ranch Drive, Suite 350, Henderson, Nevada 89014
(c)	Business consultant
(d)	No
(e)	No
(f)	Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person indirectly acquired 31,102,882 shares of the Issuer’s common stock in exchange for a promissory note in the amount of $2,000,000, pursuant to the terms and conditions of an Agreement for the Sale and Purchase of Common Stock between Bondock LLC, an entity in which the Reporting Person is the sole beneficial owner, and certain unrelated persons, in a private transaction dated May 10, 2022.

ITEM 4. PURPOSE OF TRANSACTION

A general investment, indirectly held by the Reporting Person through Bondock LLC, with respect to the Issuer’s common stock as reported herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	31,102,882 shares of common stock representing 91% of the Issuer’s outstanding shares.
(b)	31,102,882 shares
(c)	The Reporting Person indirectly acquired 31,102,882 shares of the Issuer’s common stock, through Bondock LLC, in a private transaction pursuant to the terms and conditions of an Agreement for the Sale and Purchase of Common Stock between Bondock LLC and certain unrelated persons dated effective May 10, 2022.
(d)	Not applicable
(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person indirectly acquired 31,102,882 shares of the Issuer’s common stock, through Bondock LLC, in a private transaction pursuant to the terms and conditions of an Agreement for the Sale and Purchase of Common Stock between Bondock LLC and certain unrelated persons dated May 10, 2022.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibit is attached hereto.

Exhibit No.	Description	Narrative
10.01	Agreement for the Sale and Purchase of Common Stock between Aly Nazerali, International Porfolio Management, Inc., Valor Invest, Ltd., 681315 B.C. Ltd., John Baring, Raymond Wicki and Bondock LLC dated May 10, 2022	Change in Control of the Issuer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2022

Date

/s/ Brian Lovig

Signature

Brian Lovig

Name

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

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